FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 4 and 5, 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 4, 2013 – Appointment of New Director
2.	Press release dated June 5, 2013 – Holding(s) in Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name	Tim Score
	Title	Chief Financial Officer

Item 1

ARM HOLDINGS PLC – APPOINTMENT OF NEW DIRECTOR

ARM Holdings plc is very pleased to announce the forthcoming appointment of Eric Meurice as an independent non-executive director.  He will join the board on 1 July 2013.

Eric Meurice has been President and Chief Executive Officer of ASML Holding NV (a leading provider of manufacturing equipment and technology to the semiconductor industry) since 1 October 2004. He will step down as of 30 June 2013 and will remain as Chairman of ASML Holding NV until 31 March 2014.  Prior to joining ASML, he was Executive Vice President of Thomson Television Worldwide, where he completed the merger of his division with TCL Corporation, a leading Chinese consumer electronics company.  Before 2001, Mr. Meurice served as head of Dell Computers’ Western, Eastern Europe and EMEA emerging market businesses. He also gained extensive technology experience in the semiconductor industry between 1984 and 1994, first at Intel, in the micro-controller group, and then at ITT Semiconductors Group, a leader then in digital video and audio DSP integrated circuits.

Mr. Meurice earned a Master's degree in mechanics and energy generation (1979) at the Ecole Centrale de Paris, a Master's degree in Economics (1979) from la Sorbonne University, Paris and an MBA (1984) from Stanford University, California.

There are no disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation to this appointment.

Sir John Buchanan, Chairman, said:

“We are delighted to welcome Eric Meurice to the ARM board as an independent non-executive director and look forward to the benefit of his highly relevant semiconductor industry experience.  His appointment is part of our planned and continuing evolution of the board.”

CONTACTS:
Sarah West/Eilis Murphy                                  Ian Thornton/Jonathan Lawton
Brunswick                                                            ARM Holdings plc
+44 (0)207 404 5959                                             +44 (0)1628 427800

ENDS

Item 2

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.): iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	03 June 2013
6. Date on which issuer notified:	04 June 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	L&G (Below 3%)

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GBP 0.0005	42,862,631 (As on 20/05/2013)		Below 3%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 1,397,573,534
14. Contact name:	Angela Hayter (LGIM)
15. Contact telephone number:	020 3124 3851